820-3120

DSM Press Release

03 SEP 17 AM 7:21

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31)[redacted]
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

03032121

27E

Heerlen, 5 September 2003

- DSM new market leader in Dow Jones STOXX Sustainability Index -

<u>Dow Jones now includes DSM in Sustainability Indexes</u>

DSM has yesterday been announced as a component of the Dow Jones Sustainability World Index (DJSI). The DJSI World will again include over 300 companies from 22 countries that lead their industry in terms of corporate sustainability.
In the pan-European sustainability benchmark - the Dow Jones STOXX Sustainability Index - DSM will be the new market leader in chemicals. The DJSI STOXX will include 178 companies from 13 countries. Both indexes provide a bridge between companies implementing sustainability principles and investors wishing to profit from their superior performance and favorable risk/return profiles.

The Corporate Sustainability Assessment Report on DSM says: *"DSM has the highest corporate sustainability performance among European chemical companies and as such has taken major steps in defining its business strategy by integrating aspects of sustainable development. Sustainability considerations are critical aspects in R&D focus as well as within the company's business development activities."*
For the market leaders in chemicals, the report stressed the importance of the use of new technologies, a strong customer focus, supply chain and human capital management.

As the impact of sustainability trends on business becomes increasingly evident, the integration of economic, environmental and social criteria is making further inroads into mainstream investing. *"This is an acknowledgement of DSM's structural attention for Triple P: People, Planet and Profit,"* comments DSM's CEO Peter Elverding, on the announcement. *"The concept of corporate sustainability is important for us as a company to ensure our added value for society. As it aims to increase long-term shareholder value, it can be attractive to investors as well."*

The three P's of sustainable development (People, Planet and Profit) are key to all of DSM's activities. Respect for people, valuable partnerships and good corporate citizenship are DSM's core values. They serve as guiding principles in policy development, in making choices and in evaluating the conduct of the company and its individual employees. By being open and transparent about its performance in these fields, DSM aims to secure a good reputation among all stakeholders.

As a means of safeguarding DSM's commitment to sustainable business practices and continuous improvement, the company uses coherent management systems.

Innovation is the key to DSM's long-term sustainable performance. This was the case in the past and will remain so in the future. "White" biotechnology, for example, a technology frequently used within DSM, gives many advantages for planet and profit: a much higher energy-efficiency, lower use of raw materials, water and fossil fuels, a reduction in the number of process steps from eight to one or two and a significant reduction in emissions of substances such as CO_2.

DSM Press Release

DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales in 2002 of close to EUR 5.6 billion and employs about 18,500 people at more than 200 sites across the world. DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales – partly through acquisitions – to a level of approx. EUR 10 billion by 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels. More information about DSM can be found at www.dsm.com.

More information on the Dow Jones Sustainability indexes can be found at www.sustainability-indexes.com.

For more information:

Media
DSM Corporate Communications
Nelleke Barning
tel.: +31 (45) 5782017
fax: +31 (45) 5740680
e-mail media.relations@dsm.com

Investors
DSM Investor Relations
Dries Ausems
tel.: +31 (45) 5782477
fax: +31 (45) 5782595
e-mail investor.relations@dsm.com